| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-67376 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BIDS Trading L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Liberty Plaza, 165 Broadway, 23rd Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fred Teufel (Name) (610) 308-9911 (Area Code – Telephone Number) fred@vigilantllc.com (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

200 E Randolph St #5500 (Address) Chicago (City) IL (State) 60601 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 185 (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, _____James A. Lee_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __BIDS Trading L.P._____, as of ____December 31_____, 2__021__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Operating Officer

_____
Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.* Note: Based upon the "Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns" statement from Commission staff and difficulties arising from COVID-19, BIDS Trading L.P. is making this filing with electronic signatures and without a notorization.

**BIDS Trading L.P.**

Financial Statements and Supplemental Schedules

(With Report of Independent Registered Public Accounting Firm Thereon)

As of and for the year ended December 31, 2021



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

### Report of Independent Registered Public Accounting Firm

To the Partners and the ATS Oversight Committee
BIDS Trading L.P.:

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of BIDS Trading L.P. (the Company) as of December 31, 2021, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Accompanying Supplemental Information*

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
February 18, 2022

**BIDS Trading L.P.**
Statement of Financial Condition
December 31, 2021

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 29,920,600 |
| Receivables: | | |
| Accounts receivable, net | | 3,875,271 |
| Receivables from non-customers | | 823,031 |
| Total receivables | | 4,698,302 |
| | | |
| Other assets | | 168,925 |
| Total assets | $ | 34,787,827 |

**Liabilities and Partners' Capital**

| | | |
|---|---|---:|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 792,830 |
| Payables to affiliates | | 17,818,336 |
| Total liabilities | | 18,611,166 |
| Commitments and contingencies (note 7) | | |
| Partners' Capital: | | |
| General Partner | | 1 |
| Limited Partner | | 16,176,660 |
| Total partners' capital | | 16,176,661 |
| Total liabilities and partners' capital | $ | 34,787,827 |

See accompanying notes to financial statements.

## (1) Nature of Business

BIDS Trading L.P. (the Company) was formed as a Delaware Limited Partnership on June 14, 2006. The Company is an agency broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is an indirect, wholly-owned subsidiary of Cboe Global Markets, Inc (the Parent). The Company operates a proprietary alternative trading system (the ATS), which is used by the Company to facilitate the execution of equity securities trades. The ATS facilitates trading among buy-side and sell-side entities seeking to complete large block orders and generates brokerage transactions fees for the Company for facilitating such transactions. The Parent is listed on the Cboe BZX Exchange.

The Company operates under a (k)(2)(ii) exemption from Rule 15c3-3 and clears all customer transactions through unaffiliated broker-dealers on a fully-disclosed basis.

## (2) Summary of Significant Accounting Policies

### (a) Principles of Accounting

The financial statements are presented in conformity with generally accepted accounting principles in the United States (GAAP) as established by the Financial Accounting Standards Board (FASB). References to GAAP in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

### (b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

### (c) Cash

The Company maintains cash at various financial institutions and brokerage firms that, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors the institutions and believes that the potential for future loss is remote.

### (d) Restricted Cash

The Company maintains cash balances deposited with clearing counterparties for the settlement of trades to satisfy obligations of the Company. The Company's management regularly monitors the counterparties and believes that the potential for future loss is remote.

### (e) Receivables

On a periodic basis, management evaluates the Company's receivables from noncustomers and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments-Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

Accounts receivable are presented net of allowance for credit losses on the statement of financial condition and the associated losses are presented in other expenses on the statement of operations. Based upon the Company's assessment of historical information, credit risk, and collectability, a provision for uncollectible accounts of $16,510 has been recorded. See Note 4 (Accounts Receivable) for more information.

*(f)* *Other Assets*

Other assets include prepaid expenses.

*(g)* *Income Taxes*

On December 31, 2020 (the Closing Date), Cboe Off-Exchange Services, LLC, a single-member limited liability company, wholly owned by the Parent completed the all-cash acquisition (the Closing) of 100% of the outstanding securities of the former owners of the Company, BIDS Holdings, LP and BIDS Holdings GP, LLC. As a result of the Closing, BIDS Holdings, LP, BIDS Holdings GP, LLC and the Company became entities that are not treated separately from the Parent for income tax purposes.

The Company is included in the consolidated federal income tax return filed by the Parent. In accordance with Accounting Standards Update 2019-12, *Simplifying the Accounting for Income Taxes*, because the Company is a legal entity that is not itself subject to tax, no allocation of current and deferred tax expense from the Parent is required.

*(h)* *Revenue Recognition*

Transaction fees are charged by the Company for the point-in-time performance obligation of executing equity trades on the ATS and are recognized on a trade date basis. Transaction fees are charged to registered U.S. broker-dealers based on their trading activity, which are billed monthly. Fees vary based on the volume of shares traded. Related clearing and routing costs are recognized when incurred on a trade date basis.

The Company is legally required to report trades executed on the ATS and does so through a FINRA trade reporting facility. The Company earns market data income and satisfies its performance obligations by reporting the transaction volumes executed on the ATS. Revenue is earned and recognized over the period for which transaction data is provided. The statement of operations presents revenue at the disaggregated level for relevant revenue streams.

**(3) Fair Value Measurement**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

The fair value of the Company's financial instruments, including the accounts receivable, accounts payable and accrued expenses, approximates the carrying value due to their short-term nature.

## (4) Accounts Receivable

The accounts receivable balance at December 31, 2021 was $3,875,271. This primarily consists of transaction fees receivable.

The expected credit losses of accounts receivable balances are regularly evaluated based on a combination of factors such as customer creditworthiness, past transaction history with the customer and current economic industry trends. Changes to expected credit losses during the period are recognized in earnings. The allowance for accounts receivable credit losses is calculated using an aging schedule.

The following represents the change in allowance for credit losses for the year ended December 31, 2021:

| | Balance at January 1, 2021 | Current period provision for expected credit losses | Balance at December 31, 2021 |
|---|---|---|---|
| Allowance for accounts receivable credit losses | $ — | $ 16,510 | $ 16,510 |

## (5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The SEC's requirement also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the basic method provided for in SEC Rule 15c3-1, which, as of December 31, 2021, requires the Company to maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness items, as defined, or $100,000. At December 31, 2021, the Company had net capital of $11,971,065, which was $10,730,320 in excess of its required net capital of $1,240,745. The ratio of aggregate indebtedness to net capital was 1.6 to 1.

## (6) Related Party Transactions

The Company incurred $300,000 in technology support services fees with other subsidiaries of the Parent which are recorded in other expenses on the statement of operations.

The Company has entered into Administrative Services and Support Agreements with affiliates of the Parent. Pursuant to these agreements, certain affiliates of the Parent provide shared services to the Company such as accounting and payroll. Costs for services provided and other expenses, such as facility costs and technology costs, are allocated to the Company from the other affiliates in accordance with the Administrative Services and Support Agreements. The payable to affiliates for this agreement was $17,818,336 as of December 31, 2021. The Company settles all activity with the other affiliates through the Parent annually or as needed.

The Company has entered into an affiliate agreement with BIDS Global Services LLC which provides services (a Hub) to facilitate the use of the Company's ATS by users. Total Hub fees charged in 2021 were $7,555,000 which is included in other expenses on the statement of operations and the allocated expenses table below.

The following table represents the Company's allocation of expenses from affiliates for the year ended December 31, 2021.

| | | |
|---|---|---:|
| Compensation and benefits | $ | 7,940,359 |
| Other expenses | | 13,562,527 |
| | $ | 21,502,886 |

## (7) Commitments and Contingencies

The Company is subject to reviews and inspections by the SEC and FINRA. Additionally, from time to time the Company is also involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statements; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

The Company is exposed to counterparty credit risk in the case of failure to perform on the part of the clearing firm that is involved in processing equities transactions on the Company's behalf. The Company uses BofA Securities, Inc. (BofA) to clear its cash equities transactions. BofA guarantees the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. Thus, the Company is potentially exposed to counterparty credit risk on equities trades between the trade date and one day after the trade date in the event that BofA fails to perform. In the case of a failure to perform on the part of BofA the Company has obligations to the counterparties to satisfy the trades. The Company believes that any potential requirement for the Company to make payments under these obligations is remote and accordingly, has not recorded any liability in the financial statements for these obligations.

**(8) Subsequent Events**

The Company performed an evaluation of events that have occurred subsequent to December 31, 2021 through February 18, 2022, which is the date the financial statements were available to be issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2021.